Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: APRIL 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule (10)(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CONTROLS AND PROCEDURES

The company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e) as of March 31, 2004).  Based on this evaluation, the company's Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective in providing reasonable assurances that material information required to be in this quarterly report is made known to them by others on a timely basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ W. A. (Alf) Peneycad
Date: April 27, 2004	Name:	W. A. (Alf) Peneycad
	Title:	Vice-President, General Counsel,
Corporate Secretary and
Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Petro-Canada First Quarter 2004 Press Release

2	Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act

3	Certificates Pursuant to Section 906 of the Sarbanes-Oxley Act